March 27, 2025

David Marberger
Chief Financial Officer
Conagra Brands, Inc.
222 W. Merchandise Mart Plaza, Suite 1300
Chicago, Illinois 60654

       Re: Conagra Brands, Inc.
           Form 10-K for the fiscal year ended May 26, 2024
           Filed July 11, 2024
           File No. 001-07275
Dear David Marberger:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing